AB 3/3

KH 3/1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 67847

8-67847

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE CATAMOUNT GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2945 MILLER FERRY ROAD
(No. and Street)

CALHOUN (City) GA (State) 30701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN J. WIRSCH (706) 403-4079
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HLB GROSS COLLINS
(Name – *if individual, state last, first, middle name*)

3330 CUMBERLAND BLVD. (Address) ATLANTA (City) GA (State) 30339 (Zip Code)

[redacted]

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11016817

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/3

OATH OR AFFIRMATION

I, STEPHEN J. WIRSCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE CATAMOUNT GROUP, LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public, Bartow County, Georgia
My Commission Expires Oct. 25, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE CATAMOUNT GROUP, LLC

FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

THE CATAMOUNT GROUP, LLC

CONTENTS

HLB Gross Collins

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Members of

The Catamount Group, LLC

We have audited the accompanying statements of financial condition of

THE CATAMOUNT GROUP, LLC

as of December 31, 2010 and 2009, and the related statements of income, changes in members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Catamount Group, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
February 18, 2011

HLB Gross Collins, P.C.

THE CATAMOUNT GROUP, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2010 and 2009

	2010	2009
ASSETS		
Cash and cash equivalents	$ 11,181	$ 57,447
Accounts receivable, related party (Note 7)	-	50,625
Intangible asset, net (Note 4)	1,080	1,170
Equipment, net (Note 3)	407	407
TOTAL ASSETS	$ 12,668	$ 109,649
LIABILITIES		
Accounts payable	$ -	$ 2,855
Accounts payable, related party (Note 7)	1,100	-
Deferred income (Note 6)	-	35,717
Other liabilities	-	2,500
TOTAL LIABILITIES	1,100	41,072
MEMBERS' EQUITY		
MEMBERS' EQUITY (Note 8)	11,568	68,577
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 12,668	$ 109,649

The accompanying Notes to Financial Statements are an integral part of these financial statements.

THE CATAMOUNT GROUP, LLC

STATEMENTS OF INCOME

Years Ended December 31, 2010 and 2009

	2010	2009
REVENUES:		
Investment advisory fee	$ 401,699	$ 208,337
Interest income	3	85
TOTAL REVENUES	401,702	208,422
EXPENSES:		
Salaries	288,331	-
Travel	40,840	11,038
Communications	35,955	9,547
Consulting fees	25,830	1,680
Bad debts	20,000	25,000
Professional fees	16,329	54
Meals and entertainment	11,013	1,855
FINRA fees / assessments	7,769	4,760
Licenses and registration fees	5,015	339
Rent expense	1,200	1,200
Insurance	699	-
Training and seminars	688	-
Dues and subscriptions	615	505
Amortization costs	90	180
Auto allowance	-	11,000
Depreciation expense	-	10,406
Loss on disposal of assets	-	236
Other expenses	4,337	3,497
TOTAL EXPENSES	458,711	81,297
NET INCOME (LOSS)	$ (57,009)	$ 127,125

The accompanying Notes to Financial Statements are an integral part of these financial statements.

THE CATAMOUNT GROUP, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

December 31, 2010 and 2009

	Members' Equity
Balance at December 31, 2008	$ 48,260
Net income	127,125
Capital withdrawals	(106,808)
Balance at December 31, 2009	68,577
Net loss	(57,009)
Balance at December 31, 2010	$ 11,568

The accompanying Notes to Financial Statements are an integral part of these financial statements.

THE CATAMOUNT GROUP, LLC

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2010 and 2009

	2010	2009
CASH, BEGINNING OF YEAR	$ 57,447	$ 37,009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	(57,009)	127,125
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Amortization expense	90	180
Depreciation expense	-	10,406
Loss on disposal of assets	-	236
Changes in assets (increase) decrease		
Accounts receivable	-	7,728
Accounts receivable, related party	50,625	(50,625)
Changes in liabilities increase (decrease)		
Accounts payable	(2,855)	(6,021)
Accounts payable, related party	1,100	-
Deferred income	(35,717)	35,717
Other liabilities	(2,500)	2,500
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(46,266)	127,246
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital withdrawals	-	(106,808)
NET INCREASE (DECREASE) IN CASH	(46,266)	20,438
CASH, END OF YEAR	$ 11,181	$ 57,447
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Interest received	$ 3	$ 85

The accompanying Notes to Financial Statements are an integral part of these financial statements.

(1) **Description of business**

Description of the business - The Catamount Group, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a Georgia Limited Liability Company formed on December 13, 2006 and began operations in January 2007. The Company's registration as a broker-dealer with the SEC became effective on August 14, 2008. The Company serves the mid-sized manufacturing, distribution and business services, providing strategic business services which include, strategic planning, interim management, private placement, mergers and acquisitions (buying and selling), closely held and family business transition planning, business valuation and interim/crisis management.

(2) **Summary of significant accounting policies**

In June 2009, the Financial Accounting Standards Board ("FASB") issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,* which was primarily codified into FASB ASC 105, *Generally Accepted Accounting Standards*. This standard is the single source of authoritative non-governmental U.S. generally accepted accounting principles ("GAAP"), superseding all existing accounting literature issued by existing FASB, American Institute of Certified Public Accountants ("AICPA"), Emerging Issues Task Force ("EITF"), and all other relevant accounting literature. Also included is relevant Securities and Exchange Commission guidance organized using the same topical structure in separate sections. This guidance is effective for financial statements issued for reporting periods that end after September 15, 2009. This guidance impacts the Company's financial statements and related disclosures as all references to authoritative literature reflect the newly adopted codification.

Basis of preparation - These financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

Estimates - The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

Revenue and cost recognition - Revenues from investment advisory and consulting services are contingent upon the successful completion of services provided. Revenue is recognized on the date of settlement or closing of a transaction and when the income is reasonably determinable. All related expenses arising from these transactions are also recorded in the same period in which the revenues are earned. The Company requires a retainer under contracts with certain customers to secure the services of the Company. Such fees are used by the Company to cover associated costs of providing services. Management defers recognizing any revenues until the earnings process is complete. The earnings process is complete when services, as outlined in each client agreement, have occurred.

(2) **Summary of significant accounting policies (continued)**

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of less than three months, and not held for sale in the ordinary course of business, to be cash and cash equivalents.

Accounts receivable - Management routinely assesses the financial strength of its customers and, as a consequence believes accounts receivable are stated at the net realizable value and credit risk exposure is limited. Account balances with invoices over 30 days old are considered delinquent. If amounts become uncollectible, they are charged to operations when that determination is made. The Company provides an allowance for uncollectible accounts based on prior experience and management's assessment of the collectability of existing specific accounts. Bad debt expense charged to operations was $20,000 in 2010 and $25,000 in 2009.

Depreciation - The straight-line method of depreciation is used for computing depreciation on all equipment. Depreciation is based on estimated useful lives of 2 years for office equipment.

Intangible assets – Intangible assets consist of organizational costs for the Company's logo and website and is amortized straight-line over its estimated useful life of 15 years.

Income taxes - The Company, with the consent of its members, is organized as a limited liability company for income tax purposes and has elected to be taxed as a partnership. The members of the Company are responsible for income taxes on the Company's taxable income. Accordingly, no provision or liability for federal income taxes has been included in the accompanying financial statements. The Company's policy is to make cash distributions for the payment of taxes by the members.

On July 13, 2006, the FASB released FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes* (primarily codified by FASB ASC 740, *Income Taxes*). FASB ASC 740 provides guidance for how uncertain tax provisions should be recognized, measured, presented and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

In September 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-06, Income Taxes (Topic 740) *Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities*. This ASU provides further guidance on the application of FASB ASC 740 as it relates to uncertainty in income taxes and eliminates certain disclosure requirements for nonpublic companies. This guidance is effective for financial statements issued for interim and annual periods that end after September 15, 2009.

(2) **Summary of significant accounting policies (continued)**

Effective January 1, 2009, the Company adopted FASB ASC 740. The adoption of FASB ASC 740 did not have a material effect on the financial statements of the Company. Management has evaluated any tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Management is unaware of any unrecognized tax positions in existence as of December 31, 2010 and 2009.

Fair value of financial instruments - The financial instruments consist of cash and cash equivalents, accounts payable and other short term assets and liabilities. The book values of these financial instruments approximate their fair values, principally because of their short-term maturities.

(3) **Equipment**

Equipment consist of the following:

	2010	2009
Cost		
Office equipment	$ 8,123	$ 8,123
Less accumulated depreciation	(7,716)	(7,716)
Equipment, net	$ 407	$ 407

The Company started depreciating office equipment in 2009. Depreciation expense charged to operations was $-0- in 2010 and $10,406 in 2009.

(4) **Intangible asset**

Intangible asset subject to amortization consist of the following:

	2010	2009
Cost		
Intangible asset	$ 1,350	$ 1,350
Less accumulated amortization	(270)	(180)
Intangible asset, net	$ 1,080	$ 1,170

(4) Intangible asset (continued)

Amortization expense for intangibles is $90 per year. The estimated aggregate amortization expense for each of the next five years and thereafter are summarized as follows:

Years ending December 31,	Amount	
2011	$	90
2012		90
2013		90
2014		90
2015		90
Thereafter		630
Total	$	1,080

(5) Deferred income

On December 31, 2009, the Company entered into a contract with one of its customers whereby the customer paid a retainer fee of $50,000. The Company had previously provided services to this company and deferred an estimated fee of $35,717 that were for services yet to be rendered. There was no deferred income as of December 31, 2010.

(6) Related party transactions

Accounts receivable, related party, consisted of outstanding loans receivable from an officer-member in the amount of $50,625 as of December 31, 2009. There were no fixed repayment terms or interest charge on this receivable. In 2010, the receivable was charged to operations as salaries to this officer-member. There was no outstanding accounts receivable from related parties as of December 31, 2010.

In 2009 service income included $5,000 of success fee income resulting from a related party's investment in one of the Company's customers.

The Company leases office space from a relative of an owner-member under an operating lease agreement. Rent expense was $1,200 in 2010 and 2009. The lease agreement is renewable annually. Minimum lease commitment for the operating lease is $1,200 per year. Accounts payable to this related party was $1,100 as of December 31, 2010.

(7) Members' equity

The Company was formed on December 13, 2006, and commenced operations in January 2007 as a limited liability company ("LLC") in accordance with the Georgia Limited Liability Company Act. The Company does not have a termination date. Simultaneously with the formation of the Company, the Company's members entered into an operating agreement on December 13, 2006 (the Operating Agreement).

The Company is a two-member LLC. The members of the Company made initial capital contributions totalling $500. Capital withdrawals were $-0- in 2010 and $106,808 in 2009. Additional capital contributions and withdrawals are allowed, subject to the terms as defined in the Operating Agreement.

(8) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $10,053, which was $5,053 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.11 to 1 as of December 31, 2010. At December 31, 2009, the Company had net capital of $16,375, which was $11,375 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.51 to 1 as of December 31, 2009.

(9) Concentration risks

The Company maintains its cash and cash equivalents in bank accounts which at times may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such account.

The Company is engaged in contract agreements with various counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty on a case by case basis.

Three customers accounted for approximately $365,000 or 88% of the Company's revenue in 2010. Three customers accounted for approximately $193,000 or 93% of the Company's revenue in 2009. There was no accounts receivable outstanding from these customers at December 31, 2010 and 2009.

(11) Subsequent events

The Company has evaluated subsequent events through February 18, 2011, the date which the financial statements were available to be issued, and has determined that there were no subsequent event matters that require recognition or disclosure in the financial statements.

ADDITIONAL INFORMATION

THE CATAMOUNT GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2010

		2010
NET CAPITAL		
Total members' equity	$	11,568
Deductions and/or charges:		
Property and equipment		407
Intangible asset		1,080
Other		28
Net Capital	$	10,053
Aggregate indebtedness:		
Accounts payable, related party		1,100
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital	$	5,053
Ratio: Aggregate indebtedness to net capital		0.11 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2010.

THE CATAMOUNT GROUP, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2010

The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 as it is operating under the k(2)(i) exemption.

THE CATAMOUNT GROUP, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2010

The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 as it is operating under the k(2)(i) exemption.

HLB Gross Collins

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members of

The Catamount Group, LLC.

In planning and performing our audit of the financial statements of The Catamount Group, LLC (the "Company") as of December 31, 2010 and 2009, and for the years then ended in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

HCB Gross Collins, P.C.

Atlanta, Georgia
February 18, 2011

HLB Gross Collins
Certified Public Accountants and Consultants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of

The Catamount Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31 2010 which were agreed to by The Catamount Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating The Catamount Group LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Catamount Group, LLC's management is responsible for The Catamount Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [Cash Disbursement Detail and Copy of the Check Payment] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [Form SIPC-6] noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [Revenue by Customer Detail for the year ended December 31, 2010 and Form SIPC-6] supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

HLB Gross Collins, P.C.

Atlanta, Georgia
February 18, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067847 FINRA DEC
THE CATAMOUNT GROUP LLC 16*16
2945 MILLER FERRY RD SW
CALHOUN GA 30701-7538

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. ~~General Assessment (item 2e from page 2)~~ $ 779.25

B. Less payment made with SIPC-6 filed (exclude interest) (352.62)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 426.63

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 426.63

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THE CATAMOUNT GROUP, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26th day of JANUARY, 20 11.

CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/01, 2010
and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 401,699
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
INTERIM CFO SERVICES - INTEGRITY CAPITAL - CONSULTING	90,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	90,000
2d. SIPC Net Operating Revenues	$ 311,699
2e. General Assessment @ .0025	$ 779.25

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